UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS RECORD DELIVERIES, SURPASSING 100,000 ELECTRIC
VEHICLES IN THE FIRST NINE MONTHS OF 2025 IN VIETNAM

Hanoi, October 14, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary domestic Vietnam deliveries of 13,914 electric vehicles (“EVs”)1 in September 2025. Cumulatively, during the first nine months of 2025, the Company delivered a total of 103,884 EVs1 to customers in Vietnam. This milestone marks the first time an automaker in Vietnam has delivered more than 100,000 vehicles2 in the first three quarters of a year, underscoring VinFast’s market leadership and continued growth momentum.

Notably, 3,847 VF 5 vehicles1 were delivered in September 2025, making it VinFast’s best-selling model for the month. The VF 3 ranked second, with 2,682 vehicles1 delivered. The Herio Green ranked third with 2,173 vehicles1 delivered, followed by the Limo Green with 2,120 vehicles1, the VF 6 with 1,933 vehicles1 and the VF 7 with 778 vehicles1.

For the first nine months of 2025, the VF 3 and the VF 5 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 31,386 and 30,956 vehicles1, respectively. The Company also delivered 14,425 VF 6 vehicles1, 8,604 Herio Green vehicles1 and 5,877 VF 7 vehicles1 during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251) and registration statement on Form F-3 (File No. 333-275133) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers’ Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: October 14, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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